Mail Stop 4561

September 23, 2008

Mr. Martin B. Kelly
Principal Financial Officer
Lehman Brothers Holdings E-Capital Trust I
745 Seventh Avenue
New York, NY 10019

  Re: Lehman Brothers Holdings E-Capital Trust I
    Form 10-K for the fiscal year ended December 31, 2007
    File No. 333-129195-02

Dear Mr. Kelly:

We have completed our review of the above referenced filing and have no further comments at this time.

       Sincerely,

       Kevin Woody
       Branch Chief